EXHIBIT 11

              STATEMENT REGARDING CALCULATION OF EARNINGS PER SHARE

                                                      For the Three Months
                                                              Ended
                                                          December 31,
                                                     ------------------------
                                                        1996        1995
                                                     ------------------------
                                                      (Dollars in thousands
                                                    except earnings per share)

Weighted average common shares outstanding             2,920,922   3,675,826

Common stock equivalent shares on stock options          139,230     123,082
                                                     ------------------------
Weighted average common and common equivalent shares   3,060,152   3,798,908

Net earnings                                                 722         421
                                                     ========================

Earnings per common and common equivalent shares     $      0.24  $     0.11

                                                     ========================



Earnings per share of common stock for the three months ended December 31, 1996, and 1995, have been determined by dividing the net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Stock options are regarded as common stock equivalents computed using the treasury stock method. Shares acquired by the employee stock benefit plans are not considered in the weighted average shares outstanding until shares are committed to be released to an employee's individual account or have been earned. The difference between primary and fully diluted earnings per shares in not material.

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